# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Clarus Corp, CIK 0000913277
CUSIP: 18270P109
Title of class of securities: Common Stock, par value US$0.0001
Address of issuer's principal executive offices: 2084 East 3900 South, Salt Lake City, Utah (UT), 84124
Date of event which requires filing of this statement: 03/25/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001872238

## Reporting persons
- Cropley Nominees Pty Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Australia (C3); sole voting power 0; shared voting power 1,899,116; sole dispositive power 0; shared dispositive power 1,899,116; aggregate amount beneficially owned 1,899,116 (4.9% of the class)
  Comment: * This percentage is determined based on 38,401,824 shares of Common Stock issued and outstanding as of March 2, 2026 as reported in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2025 filed with the Securities and Exchange Commission (the "SEC") on March 5, 2026.
- Cropley Family Trust: type of reporting person: other (OO); citizenship or place of organization: Australia (C3); sole voting power 0; shared voting power 1,899,116; sole dispositive power 0; shared dispositive power 1,899,116; aggregate amount beneficially owned 1,899,116 (4.9% of the class)
  Comment: * This percentage is determined based on 38,401,824 shares of Common Stock issued and outstanding as of March 2, 2026 as reported in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2025 filed with the SEC on March 5, 2026.
- Richard Oswald Cropley: type of reporting person: individual (IN); citizenship or place of organization: Australia (C3); sole voting power 0; shared voting power 1,899,116; sole dispositive power 0; shared dispositive power 1,899,116; aggregate amount beneficially owned 1,899,116 (4.9% of the class)
  Comment: * This percentage is determined based on 38,401,824 shares of Common Stock issued and outstanding as of March 2, 2026 as reported in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2025 filed with the SEC on March 5, 2026.
- Judy Anne Cropley: type of reporting person: individual (IN); citizenship or place of organization: Australia (C3); sole voting power 0; shared voting power 1,899,116; sole dispositive power 0; shared dispositive power 1,899,116; aggregate amount beneficially owned 1,899,116 (4.9% of the class)
  Comment: * This percentage is determined based on 38,401,824 shares of Common Stock issued and outstanding as of March 2, 2026 as reported in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2025 filed with the SEC on March 5, 2026.

## Item 1. Issuer
Name of issuer: Clarus Corp
Address of issuer's principal executive offices: The Company's principal executive offices are located at 2084 East 3900 South, Salt Lake City, Utah 84124.

## Item 2. Person Filing
Name of person filing:
This statement is filed by (i) Cropley Nominees Pty Ltd, (ii) Cropley Family Trust, (iii) Richard Oswald Cropley, and (iv) Judy Anne Cropley. Richard Oswald Cropley and Judy Anne Cropley, the directors of Cropley Nominees Pty Ltd, are the natural person who share voting and dispositive power with respect to the shares of common stock held by Cropley Nominees Pty Ltd, in its capacity as trustee of the Cropley Family Trust.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.
Address of principal business office or, if none, residence: The address of the business office Cropley Nominees Pty Ltd and Cropley Family Trust is c/o BDO, Parkline Place, Level 25, 252 Pitt Street, Sydney, NSW 2000, Australia. The address of Richard Oswald Cropley and Judy Anne Cropley is 43 Prince Albert Street, Mosman, NSW 2088, Australia.
Citizenship: Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated hereto by reference for each Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,899,116.00
Percent of class: 4.9
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1,899,116.00
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 1,899,116.00

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Cropley Nominees Pty Ltd: /s/ Richard Oswald Cropley, Richard Oswald Cropley/Director (04/17/2026)
- Cropley Family Trust: /s/ Richard Oswald Cropley, Richard Oswald Cropley/Director (04/17/2026)
- Richard Oswald Cropley: /s/ Richard Oswald Cropley, Richard Oswald Cropley/Director (04/17/2026)
- Judy Anne Cropley: /s/ Judy Anne Cropley, Judy Anne Cropley (04/17/2026)